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Follow-Up Materials

07028954

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS: ______

PROCESSED
JAN 09 2008
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00006 FISCAL YEAR: ______

(03/94)

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM FINANCIAL REPORT

At 30 JUNE 2007

(UNAUDITED)

Table of contents

Income statement	2
Balance sheet	3
Statement of changes in members' equity	4
Statement of cash flows	5
Explanatory notes	6

Income statement

For the first six months ended 30 June 2007 (unaudited) and 30 June 2006 (unaudited)

	Quarter to 30 June 2007	Year to date 30 June 2007	Quarter to 30 June 2006	Year to date 30 June 2006
	€ million	€ million	€ million	€ million
Interest and similar income				
From loans	**146**	286	133	250
From fixed-income debt securities and other interest	**165**	331	132	248
Interest expense and similar charges	**(171)**	(345)	(147)	(280)
Net interest income	**140**	**272**	**118**	**218**
Net fee and commission income	**3**	7	4	7
Dividend income	**62**	62	52	56
Net gains from share investments at fair value through profit or loss	**544**	996	74	143
Net gains from available-for-sale share investments	**27**	66	76	94
Net gains from available-for-sale Treasury assets	**2**	4	2	11
Net gains from dealing activities and foreign exchange	**1**	-	2	9
Fair value movement on non-qualifying hedges	**(36)**	(38)	7	13
Operating income	**743**	**1,369**	**335**	**551**
General administrative expenses	**(58)**	(114)	(51)	(99)
Depreciation and amortisation	**(2)**	(5)	(4)	(7)
Operating profit before provisions	**683**	**1,250**	**280**	**445**
Provisions for impairment of loan investments	**(22)**	(21)	12	2
Net profit for the period	**661**	**1,229**	**292**	**447**

Balance sheet

At 30 June 2007 (unaudited) and 31 December 2006 (audited)

	€ million	30 June 2007 € million	€ million	31 December 2006 € million
Assets				
Placements with and advances to credit institutions	2,927		3,135	
Collateralised placements	2,678		2,573	
	5,605		5,708	
Debt securities				
Trading	1,559		1,764	
Available-for-sale	6,945		6,831	
	8,504		8,595	
		14,109		14,303
Other assets				
Derivative financial instruments	1,607		2,130	
Other	1,811		994	
		3,418		3,124
Loan investments				
Loans	8,417		8,311	
Less: Provisions for impairment	(355)		(341)	
	8,062		7,970	
Share investments				
Share investments at fair value through profit or loss	3,260		2,400	
Available-for-sale share investments	3,173		2,653	
	6,433		5,053	
		14,495		13,023
Intangible assets		29		21
Property, technology and office equipment		36		28
Paid-in capital receivable		117		192
Total assets		32,204		30,691
Liabilities				
Borrowings				
Amounts owed to credit institutions	1,377		1,194	
Debts evidenced by certificates	14,429		15,622	
		15,806		16,816
Other liabilities				
Derivative financial instruments	648		506	
Other	2,058		1,197	
		2,706		1,703
Total liabilities		18,512		18,519
Members' equity				
Subscribed capital	19,794		19,794	
Callable capital	(14,596)		(14,596)	
Paid-in capital		5,198		5,198
Reserves and retained earnings		8,494		6,974
Total members' equity		13,692		12,172
Total liabilities and members' equity		32,204		30,691
Memorandum items				
Undrawn commitments		6,850		6,769

Statement of changes in members' equity for the period ended 30 June 2007 (unaudited) and 30 June 2006 (unaudited)

For the period ended 30 June 2007	Subscribed capital € million	Callable capital € million	Special reserve € million	Loan loss reserve € million	General reserve Other reserves € million	General reserve Retained earnings € million	Total reserves and retained earnings € million	Total members' equity € million
At 31 December 2005	19,790	(14,593)	188	292	2,296	1,908	4,684	9,881
Internal tax for the period	-	-	-	-	2	-	2	2
Qualifying fees and commissions	-	-	20	-	-	(20)	-	-
Net fair value movement of available-for-sale assets for the period	-	-	-	-	110	-	110	110
Reserves transfer	-	-	-	(24)	-	24	-	-
Net profit for the period	-	-	-	-	-	447	447	447
At 30 June 2006	19,790	(14,593)	208	268	2,408	2,359	5,243	10,440
At 31 December 2006	19,794	(14,596)	215	293	2,204	4,262	6,974	12,172
Internal tax for the period	-	-	-	-	2	-	2	2
Qualifying fees and commissions	-	-	9	-	-	(9)	-	-
Net fair value movement of available-for-sale assets for the period	-	-	-	-	289	-	289	289
Reserves transfer	-	-	-	18	-	(18)	-	-
Net profit for the period	-	-	-	-	-	1,229	1,229	1,229
At 30 June 2007	**19,794**	**(14,596)**	**224**	**311**	**2,495**	**5,464**	**8,494**	**13,692**

Reserves increased from €7.0 billion at the end of 2006 to €8.5 billion at 30 June 2007, primarily as a result of the net profit for the first six months of 2007. Of the Bank's total reserves at 30 June 2007, €4.2 billion represented unrealised gains from share investments, equity derivatives and Treasury assets, €311 million represented the loan loss reserve and €224 million represented the special reserve, leaving €3.8 billion unrestricted general reserves.

Statement of cash flows for the six months ended 30 June 2007 (unaudited)

		Period to 30 June 2007		Period to 30 June 2006
	€ million	€ million	€ million	€ million
Cash flows from operating activities				
Operating profit for the period [1]	1,229		447	
Adjustments for:				
Interest income	(617)		(498)	
Interest expense and similar charges	345		280	
Fair value movement on capital receivable and associated hedges	(3)		(2)	
Fair value movement on net Treasury assets	226		232	
Net deferral and amortisation of fees and direct costs	12		4	
Internal taxation	2		2	
Realised gains on share investments	(274)		(175)	
Unrealised gains on share investments and equity derivatives	(785)		(60)	
Impairment on share investments	(3)		(2)	
Unrealised gains on dealing securities	(7)		(9)	
Realised gains on available-for-sale securities	(2)		(4)	
Foreign exchange (losses)/gains	(1)		1	
Depreciation and amortisation	5		7	
Impairment losses/(recoveries) on available-for-sale debt securities	7		(7)	
Gross provisions charge/(release) for loan losses	21		(1)	
	155		215	
Interest income received	622		480	
Interest expense and similar charges paid	(344)		(255)	
(Increase)/decrease in operating assets:				
Prepaid expenses	(247)		(237)	
Proceeds from repayments of loans	1,493		1,262	
Proceeds from prepayments of loans	76		445	
Funds advanced for loans	(1,786)		(1,925)	
Proceeds from sale of share investments	476		346	
Funds advanced for share investments	(495)		(211)	
Net placements to credit institutions	(1)		13	
Increase/(decrease) in operating liabilities:				
Accrued expenses	12		(101)	
Net cash (used in)/from operating activities		(39)		32
Cash flows from investing activities				
Proceeds from sale of available-for-sale securities	741		1,329	
Purchases of available-for-sale securities	(806)		(2,341)	
Purchase of property, technology and office equipment	(21)		(14)	
Net cash used in investing activities		(86)		(1,026)
Cash flows from financing activities				
Capital received	78		121	
Issue of debts evidenced by certificates	4,104		3,101	
Redemption of debts evidenced by certificates	(4,344)		(3,031)	
Net cash (used in)/from financing activities		(162)		191

	2007	2006
Net (decrease)/increase in cash and cash equivalents	**(287)**	(803)
Cash and cash equivalents at beginning of the period	**3,338**	4,278
Cash and cash equivalents at 30 June*	**3,051**	3,475

*Cash and cash equivalents comprise the following amounts maturing within three months:

	2007	2006
	€ million	€ million
Placements with and advances to credit institutions	2,921	2,607
Collateralised placements	1,491	1,914
Amounts owed to credit institutions	(1,361)	(1,046)
Cash and cash equivalents at 30 June	**3,051**	3,475

[1] Operating profit includes dividends of €62 million received for the period to 30 June 2007 (2006: €56 million).

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 30 June 2007 the Bank's shareholders comprised 61 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of significant accounting policies

i Accounting convention

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the overall principles of the European Community's Council Directive on Annual Accounts and Consolidated Accounts of Banks and Other Financial Institutions. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement, where they form part of a qualifying hedge relationship, have been accounted for in accordance with hedge accounting rules.

ii Financial statements presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2006. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited financial statements as at 31 December 2006. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2007.

3. Loan investments

Operating assets	2007 Sovereign loans € million	2007 Non-sovereign loans € million	2007 Total loans € million	2006 Sovereign loans € million	2006 Non-sovereign loans € million	2006 Total loans € million
At 1 January	1,977	6,334	8,311	2,037	5,782	7,819
Movement in fair value revaluation	-	-	-	-	(4)	(4)
Disbursements	173	1,613	1,786	146	1,779	1,925
Repayments and prepayments	(188)	(1,381)	(1,569)	(169)	(1,538)	(1,707)
Foreign exchange movements	(29)	(68)	(97)	(92)	(214)	(306)
Movement in net deferral of front end fees and related direct costs	(3)	(9)	(12)	(1)	(3)	(4)
Written off	-	(2)	(2)	-	(3)	(3)
At 30 June	1,930	6,487	8,417	1,921	5,799	7,720
Impairment at 30 June	(14)	(341)	(355)	(14)	(291)	(305)
Total operating assets net of impairment at 30 June	1,916	6,146	8,062	1,907	5,508	7,415

At 30 June 2007 the Bank categorised nine loans as impaired, totalling €18 million (31 December 2006: nine loans totalling €19 million). Specific provisions on these assets amounted to €16 million (31 December 2006: €18 million).

4. Share investments

	Fair value through profit or loss unlisted share investments € million	Fair value through profit or loss listed share investments € million	**Fair value through profit or loss total share investments € million**	Available-for-sale unlisted share investments € million	Available-for-sale listed share investments € million	**Available-for-sale total share investments € million**	**Total share investments € million**
Outstanding disbursements							
At 31 December 2005	1,030	126	**1,156**	593	423	**1,016**	**2,172**
Disbursements	130	-	**130**	74	9	**83**	**213**
Disposals	(111)	(1)	**(112)**	(24)	(16)	**(40)**	**(152)**
Written off	(18)	-	**(18)**	-	-	**-**	**(18)**
At 30 June 2006	**1,031**	**125**	**1,156**	**643**	**416**	**1,059**	**2,215**
At 31 December 2006	1,035	240	**1,275**	659	489	**1,148**	2,423
Transfer between classes	(22)	19	**(3)**	(60)	63	**3**	-
Disbursements	186	-	**186**	303	6	**309**	495
Disposals	(110)	-	**(110)**	(39)	(53)	**(92)**	(202)
Written off	-	-	**-**	(2)	-	**(2)**	(2)
At 30 June 2007	**1,089**	**259**	**1,348**	**861**	**505**	**1,366**	**2,714**
Fair value adjustment							
At 31 December 2005	242	152	**394**	704	909	**1,613**	2,007
Movement in fair value revaluation	(53)	104	**51**	(52)	178	**126**	177
Impairment losses on available-for-sale share investments	-	-	**-**	2	-	**2**	2
At 30 June 2006	**189**	**256**	**445**	**654**	**1,087**	**1,741**	**2,186**
At 31 December 2006	558	567	**1,125**	103	1,402	**1,505**	2,630
Transfer between classes	(33)	29	**(4)**	35	(31)	**4**	-
Movement in fair value revaluation	207	584	**791**	96	205	**301**	1,092
Impairment of available-for-sale share investments	-	-	**-**	(3)	-	**(3)**	(3)
At 30 June 2007	**732**	**1,180**	**1,912**	**231**	**1,576**	**1,807**	**3,719**
Fair value at 30 June 2007	**1,821**	**1,439**	**3,260**	**1,092**	**2,081**	**3,173**	**6,433**
Fair value at 30 June 2006	1,220	381	**1,601**	1,297	1,503	**2,800**	4,401

5. Borrowings

During the first six months of 2007 €740 million was issued under the Bank's authorised medium- to long-term borrowing programme at an average cost of Libor less 37 basis points, with an average life of 2.4 years.

For 2007 the authorised medium- to long-term borrowing programme was €1.5 billion supplemented by early redemptions, buy-backs and issues called by or put to the Bank. At 30 June 2007, the unused medium- to long-term borrowing authority stood at €1.5 billion. After taking into account early redemptions and buy-backs, outstanding medium- to long-term debt at the end of the year stood at €10.5 billion (at historical exchange rates) at an average cost of Libor less 34 basis points and with an average life of 8.1 years.

The table below gives quarterly details of medium- to long-term debt issues.

During the Period	Quarter to June 2007			YTD 207			Quarter to June 2006			YTD 2006		
	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity	€ million	Basis Points below LIBOR	Avg. Life to Maturity
Outstanding at period start	10,958	34	8.0	11,366	35	7.8	12,487	34	7.6	12,509	34	7.8
Issued	312	36	2.2	740	37	2.4	288	37	2.3	567	36	4.2
Redemptions	(739)	39		(1,547)	41		(1,383)	24		(1,628)	27	
Buybacks	0	0		(28)	41		(33)	44		(89)	42	
Outstanding at period end	10,531	34	8.1	10,531	34	8.1	11,359	35	8.2	11,359	35	8.2
Outstanding during period	10,749	34		11,002	34		12,195	34		12,318	34	

For 2007 the authorised local currency borrowing programme was €500 million. There were no new issuances during the second quarter leaving remaining borrowing authority as at 30 June 2007 at €442 million.

At 30 June 2007 outstanding debt under the local currency borrowing programme stood at €426 million (at historical exchange rates) with an average life of 4.1 years.

6. Primary segment analysis

Business segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format - business segment

€ million	30 June 2007			30 June 2006		
	Banking	Treasury	Aggregated	Banking	Treasury	Aggregated
	€ million	€ million	€ million	€ million	€ million	€ million
Interest income	286	328	614	250	246	496
Other income	1,131	4	1,135	300	20	320
Fair value movement on paid-in capital receivable and associated hedges	3	-	3	2	-	2
Total segment revenue	1,420	332	1,752	552	266	818
Less interest expenses and similar charges	(228)	(304)	(532)	(168)	(217)	(385)
Allocation of the return on capital	168	19	187	95	10	105
Fair value movement on non-qualifying hedges	-	(38)	(38)	-	13	13
Less general administrative expenses	(105)	(9)	(114)	(91)	(8)	(99)
Less depreciation and amortisation	(5)	-	(5)	(7)	-	(7)
Segment result before provisions	1,250	-	1,250	381	64	445
Provisions for impairment of loan investments	(21)	-	(21)	2	-	2
Net profit for the period	1,229	-	1,229	383	64	447
Segment assets	14,792	17,295	32,087	12,035	15,172	27,207
Paid-in capital receivable			117			208
Total assets			32,204			27,415
Segment liabilities						
Total liabilities	135	18,377	18,512	126	16,846	16,972
Capital expenditure	20	1	21	13	1	14

For the first six months of 2007, the fair value movement on paid-in capital receivable and associated hedges amounted to €3 million (2006: €2 million) and the allocation of the return on capital amounted to €187 million (2006: €105 million). Together, these total €190 million (2006: €107 million), which is the Bank's return on net paid-in capital used in segmental results.

Interest expenses and similar charges and the allocation of the return on capital total €345 million (2006: €280 million). This is the Bank's "interest expenses and similar charges" as reported in the income statement.

END